Filed by The Stanley Works
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: The Black & Decker Corporation
Commission File No.: 1-01553

January 29, 2010 STANLEY + BLACK&DECKER. INTEGRATION UPDATE Stanley Black & Decker Corporate Structure Announced To all Stanley and Black & Decker Associates, Last month, we committed to resolving open questions about the organization structure of the combined Stanley Black & Decker as soon as possible, and today we are pleased to announce the following appointments, which will become effective following the official close of the transaction. Corporate Staff Jim Loree continues as Executive Vice President and Chief Operating officer. In this capacity, Jim will continue his close partnership with CEO John Lundgren in managing the combined company’s operations and providing strategic direction across all business segments. In addition to Jim’s existing organization, the following appointments will be effective at close: Tony Milando, Vice President and Integration Co-Leader Mike Tyll, President, Engineering Fastening Solutions Ben Sihota, President, Emerging Markets / Pacific Group Joe Voelker, Vice President of Human Resources Corbin Walburger, Vice President of Business Development Don Allan continues as Chief Financial Officer and will be named Senior Vice President of the combined company Bruce Beatt continues as Chief Counsel and will be named Senior Vice President of the combined company Mark Mathieu continues as head of Human Resources and will be named Senior Vice President of the combined company. Business Segments Leadership at the segment/business level: Jeff Ansell will be named Senior Vice President and Group Executive of the Construction and Do-it-Yourself segment (CDIY). This CDIY segment will combine the existing Stanley business with the Black & Decker Worldwide Power Tools businesses. Jeff, who began his career at Black & Decker, has successfully grown Stanley’s tool business at two to three times the industry

January 29, 2010 STANLEY + BLACK&DECKER. INTEGRATION UPDATE average. We are confident that under Jeff’s leadership, the newly strengthened CDIY segment, bolstered with the addition of a Professional Power Tools business and a Consumer Power Tools business, will continue to contribute profitable growth to the combined Stanley Black & Decker. Jeff and the CDIY segment will be based in Towson, Maryland. The following appointments are made in conjunction with Jeff’s new organization: Jeff Cooper, President of Consumer Power Tools & Products Kyle Dancho, President of Hand Tools & Pneumatic Products Peter Dubois, Chief Information Officer Les Ireland, President of CDIY North America Tom Kane, Vice President of Human Resources Lee McChesney, Chief Financial Officer Beau Parker, President of Accessory Products Jaime Ramirez, President of CDIY Latin America Bob St. John, Vice President of Technology Steve Stafstrom, Vice President of Operations Bill Taylor, President of Professional Power Tools & Products John Wyatt, President of CDIY EMEA Brett Bontrager, in addition to co-leading the integration, remains President of Convergent Security Solutions (CSS) and will be named Senior Vice President and Group Executive. As previously announced, structural changes have been made within the Convergent Security Solutions business to ensure that Brett and his team can focus on the task at hand while continuing to drive growth and profitability at CSS. Joining Brett’s CSS organization will be Jamie Raskin, who will serve as Vice President of Business Development. Justin Boswell remains President of the Mechanical Security segment and will be named Senior Vice President and Group Executive. Black & Decker’s Hardware and Home Improvement (HHI) business and Stanley’s Hardware business will combine under the leadership of Greg Gluchowski, reporting to Justin. Greg’s operational expertise will guide the integration of Stanley’s hardware business with Black & Decker’s Hardware and Home Improvement (HHI) business, while Robert Raff will continue to play a critical role in integrating the two hardware businesses. Massimo Grassi remains President, Industrial & Automotive Repair Tim Jones remains President, Infrastructure Solutions

January 29, 2010 STANLEY + BLACK&DECKER. INTEGRATION UPDATE We would like to recognize and express our deep appreciation for the significant contributions from Mike Mangan, Jim Caudill, John Schiech, Bruce Brooks and Amy O’Keefe. Mike Mangan’s time at Black & Decker has been crucial to driving results, including during his tenure as CFO. Jim Caudill has reinvigorated the Black & Decker Hardware & Home Improvement business and has demonstrated world class leadership skills. John Schiech was the chief architect of the global DEWALT business, and during his 29 years with Black & Decker has demonstrated strong product and marketing leadership. Bruce Brooks achieved success across many geographies, from Asia to Brazil, in both consumer and professional businesses. Amy O’Keefe successfully led the global finance organizations for both Worldwide Power Tools & Accessories and Hardware and Home Improvement. We further appreciate the professionalism and assistance that each of the aforementioned has provided during this transitional period, and wish them well in their future endeavors. As you can see, combining the two organizations was a matter of aligning our operations in a way that empowers our businesses to most effectively go to market. It is important to keep in mind that the organization outlined in the charts linked to below is the combined company or “Day One” organization, and while we fully anticipate successful closing of the transaction, we continue to operate as two separate companies, under our existing operating structure, until the transaction is closed. Please click here to view two charts outlining the Stanley Black& Decker day one organizational structure. If you have any questions regarding these announcements, please use the Q & A portion of the integration website. Thank you.  John Lundgren Chairman & CEO The Stanley Works  Nolan Archibald Chairman, President & CEO The Black & Decker Corporation

President & CEO John Lundgren EVP & COO Jim Loree 0.9B SVP & Group Exec. Convergent Security Brett Bontrager 4.0B SVP & Group Exec. Construction & DIY Jeff Ansell 1.4B SVP & Group Exec. Mechanical Security Justin Boswell 1.2B President Industrial & Auto Repair Massimo Grassi 0.6B President Engineered Fast Mike Tyll President Asia Jeff Chen President EMPG Ben Sihota SVP & CIO/SFS Bert Davis 0.1B President Infrastructure Tim Jones VP & Integration Co-Leader Tony Milando Staff Executive Denise Nemchev VP Sourcing Mike Prado VP Business Development Corbin Walburger VP Brand Mgmt & Licensing Scott Bannell Vice President Human Resources Joe Voelker SVP & CFO Don Allan SVP & Chief Counsel Bruce Beatt SVP Human Resources Mark Mathieu

STANLEY + BLACK&DECKER. Businesses 4.0B SVP & Group Exec. Construction & DIY Jeff Ansell VP HR T. Kane CFO L. McChesney VP Operations S. Stafstrom President Hand Tools & Pneumatic Products K. Dancho President Professional Power Tools & Products B. Taylor President Consumer Power Tools & Products J. Cooper President Accessory Products B. Parker President CDIY NA L. Ireland President CDIY EMEA J. Wyatt President CDIY Latin America J. Ramirez CIO P. Dubois VP Technology B. St. John 1.4B SVP & Group Exec. Mechanical Security Justin Boswell President Mechanical Access Solutions D. McIntyre President Hardware G. Gluchowski President Access Technology F. Luke GM MAS Asia G. Zong VP OPS S. St. John CFO TBD VP HR J. Stockman CIO M. Fuhrmann 0.9B SVP & Group Exec.Convergent Security Brett Bontrager President CSS NA & UK Direct T. Byerly COO/CFO B. Kaner VP HR M. Nowlin CIO D. Young President SSS GDP EUR B. Richerme VP BD J. Raskin 1.2B President Industrial & Auto Repair Massimo Grassi VP HR Open CFO TBD VP Operations TBD VP Marketing Y. Antier VP Hand Tools Product Dev. H. Gomas President NA J. Cannon VP & GM LA E. Ortiz VP China T. Wan VP SE Asia R. Lim 0.6B President Engineered Fast. Mike Tyll President Asia G. Chakravathi President Europe M. Mueller President Americas C. Yingli Yan VP Finance J. Patton VP IT F. Irving VP Bus. Dev. M. Schnurr VP GM J. Gills VP HR TBD COO Assembly Technologies B. Logue 0.1B President Infrastructure Tim Jones CFO H. Allen Dir. of Operations J. Kelly GM Dubuis T. Schlaich Director Marketing K. Steck NA Sales Mgr. Railways J. Hines Sales Mgr. Mounted L. Maggio Sales Mgr. Rental & SA R. Schorn NA Sales Mgr. Hand Held M. Cardinal Sales Mgr. Government D. Gerdes HR Manager Open

Additional Information

The proposed transaction involving Stanley and Black & Decker will be submitted to the respective stockholders of Stanley and Black & Decker for their consideration.  In connection with the proposed transaction, Stanley has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a preliminary joint proxy statement of Stanley and Black & Decker that will also constitute a prospectus of Stanley.  Investors and security holders are urged to read the preliminary joint proxy statement/prospectus and any other relevant documents filed with the SEC (including the definitive joint proxy statement/prospectus) when they become available, because they contain important information.  Investors and security holders may obtain a free copy of the preliminary joint proxy statement/prospectus and other documents (when available) that Stanley and Black & Decker file with the SEC at the SEC’s website at www.sec.gov and Stanley’s and Black & Decker’s website related to the transaction at www.stanleyblackanddecker.com.  In addition, these documents may be obtained from Stanley or Black & Decker free of charge by directing a request to Investor Relations, The Stanley Works, 1000 Stanley Drive, New Britain, CT 06053, or to Investor Relations, The Black & Decker Corporation, 701 E. Joppa Road, Towson, Maryland 21286, respectively.

Certain Information Regarding Participants

Stanley, Black & Decker and certain of their respective directors and executive officers may be deemed to be participants in the proposed transaction under the rules of the SEC.  Investors and security holders may obtain information regarding the names, affiliations and interests of Stanley’s directors and executive officers in Stanley’s Annual Report on Form 10-K for the year ended January 3, 2009, which was filed with the SEC on February 26, 2009, its proxy statement for its 2009 Annual Meeting, which was filed with the SEC on March 20, 2009, and the preliminary joint proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on January 15, 2010.  Investors and security holders may obtain information regarding the names, affiliations and interests of Black & Decker’s directors and executive officers in Black & Decker’s Annual Report on Form 10-K for the year ended December 31, 2008, which was filed with the SEC on February 17, 2009, its proxy statement for its 2009 Annual Meeting, which was filed with the SEC on March 16, 2009, and the preliminary joint proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on January 15, 2010.  These documents can be obtained free of charge from the sources listed above.  Additional information regarding the interests of these individuals may also be included in the definitive joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Non-Solicitation

A registration statement relating to the securities to be issued by Stanley in the proposed transaction has been filed with the SEC, and Stanley will not issue, sell or accept offers to buy such securities prior to the time such registration statement becomes effective.  This document shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of such securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction.